UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Switch, Inc.
___________________________________________________________

(Name of Issuer)

Class A Common Stock, $.001 Par Value
___________________________________________________________

 (Title of Class of Securities)

87105L104
________________________________________
(CUSIP Number)

December 31, 2020
___________________________________________________________
 (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]Rule 13d-1(b)
  [ ]Rule 13d-1(c)
  [X]Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed"
 for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  87105L104

1.  Name of Reporting Person:

     Michael D. Borden

2.  Check the Appropriate Box if a Member of Group (see Instructions):

(a) []

(b) []

3.  SEC Use Only:

4.  Citizenship or Place of Organization:

 United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5.  Sole Voting Power:  7,236,000 (1)

6.  Shared Voting Power:  800,000 (2)

7.  Sole Dispositive Power: 7,236,000 (1)

8.  Shared Dispositive Power: 800,000 (2)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

 8,036,000 (1)(2)(3)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

 []

11. Percent of Class Represented by Amount in Row (9): 6.75% (3)

12. Type of Reporting Person (See Instructions):

 IN

(1) Includes (i) 4,372,502 shares of Class A common stock held directly by Mr. Borden, and (ii) 2,863,498 shares of Class A common stock held by an affiliated company of Mr. Borden over which Mr. Borden has voting and dispositive control and full pecuniary interest in.
(2) Includes (i) stock options held by Mr. Borden's spouse to acquire 117,529 shares of Class A common stock and (ii) 682,471 shares of Class A common stock held by Mr. Borden's spouse, of which Mr. Borden may be deemed to share beneficial ownership. The inclusion of these shares on this Schedule 13G shall not be deemed an admission that Mr. Borden is, for purposes of Section 13(g) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities held solely by Mr. Borden's spouse, and Mr. Borden disclaims beneficial ownership thereof.
(3) Based upon 118,983,644 shares of the Issuer's Class A common stock outstanding as of November 5, 2020, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020 and the securities deemed beneficially owned by the Reporting Person. The total securities currently deemed beneficially owned by Mr. Borden represent approximately 3.34% of the total voting power of the Issuer.

Item 1.

 (a) Name of Issuer:

  Switch, Inc.

 (b) Address of Issuer's Principal Executive Offices:

  7135 S. Decatur Boulevard
  Las Vegas, NV 89118

Item 2.

 (a) Name of person filing:

  Michael D. Borden

 (b) Address or principal business office or, if none, residence:

  4301 S. Valley View Blvd., Ste. 19
  Las Vegas, NV 89103

 (c) Citizenship or place of organization:

  United States

 (d) Title of Class of Securities:

  Class A Common Stock

 (e) CUSIP No.:

  87105L104

Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

  Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:  8,036,000 (1)(2)
(b) Percent of class:  6.75%(3)
Voting power:  3.34%(3)
(c) Number of shares as to which such person has:

 (i)  Sole power to vote or to direct the vote:
  7,236,000 (1)
 (ii) Shared power to vote or to direct the vote:
  800,000 (2)
 (iii)Sole power to dispose or to direct the disposition of: 7,236,000 (1)
 (iv) Shared power to dispose or to direct the disposition of: 800,000 (2)

(1) Includes (i) 4,372,502 shares of Class A common stock held directly by Mr. Borden, and (ii) 2,863,498 shares of Class A common stock held by an affiliated company of Mr. Borden over which Mr. Borden has voting and dispositive control and full pecuniary interest in.
(2) Includes (i) stock options held by Mr. Borden's spouse to acquire 117,529 shares of Class A common stock and (ii) 682,471 Class A common stock held by Mr. Borden's spouse, of which Mr. Borden may be deemed to share beneficial ownership. The inclusion of these shares on this Schedule 13G shall not be deemed an admission that Mr. Borden is, for purposes of Section 13(g) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities held solely by Mr. Borden's spouse, and Mr. Borden disclaims beneficial ownership thereof.
(3) Based upon 118,983,644 shares of the Issuer's Class A common stock outstanding as of November 5, 2020, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020 and the securities deemed beneficially owned by the Reporting Person. The total securities currently deemed beneficially owned by Mr. Borden represent approximately 3.34% of the total voting power of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

  Not applicable.

Item 8. Identification and Classification of Members of the Group

  Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

/s/ Michael D. Borden
Name: Michael D. Borden